UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Peoples Sidney Financial Corporation
                                (Name of Issuer)

                    Common Stock,_ par value $0.01 per share
                         (Title of Class of Securities)


                                   712308-10-5
                                 (CUSIP Number)


                                December 31, 2003
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip no. 712308-10-5                 13G                     Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peoples Sidney Financial Corporation Employee Stock Ownership Plan
     IRS I.D. No. 36-4148801
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [ ]
                                                           (b)  [X]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Not applicable.
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                                   5.    SOLE VOTING POWER
        NUMBER OF                                 74,330
         SHARES                    ---------------------------------------------
      BENEFICIALLY                 6.    SHARED VOTING POWER
        OWNED BY                                  94,129
          EACH                     ---------------------------------------------
        REPORTING                  7.    SOLE DISPOSITIVE POWER
         PERSON                                  168,459
          WITH                     ---------------------------------------------
                                   8.    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
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   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           168,459
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  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES|_|
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  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                11.8%
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  12.     TYPE OF REPORTING PERSON
                                      EP
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

Cusip no. 712308-10-5                 13G                     Page 3 of 6 Pages

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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Bankers Trust Company, N.A.
   IRS I.D. No.37-0622729
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)    [ ]
                                                     (b)    [X]
-------------------------------------------------------------------------------

3. SEC USE ONLY

---------- ---------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION
           United States.

--------------------------------------------------------------------------------

                                   5.  SOLE VOTING POWER
               NUMBER OF                     74,330
                SHARES             ---------------------------------------------
             BENEFICIALLY          6.  SHARED VOTING POWER
               OWNED BY                      94,129
                 EACH              ---------------------------------------------
               REPORTING           7.  SOLE DISPOSITIVE POWER
                PERSON                      168,459
                 WITH              ---------------------------------------------
                                    8.  SHARED DISPOSITIVE POWER
                                                0
                                   ---------------------------------------------

--------------------------------------------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           168,459
--------------------------------------------------------------------------------

10.CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN  SHARES
         |_|
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.8%
---------- ---------------------------------------------------------------------

12. TYPE OF REPORTING PERSON
          BK
--------------------------------------------------------------------------------

Cusip no. 712308-10-5                 13G                     Page 4 of 6 Pages


Item 1(a)    Name of Issuer: Peoples Sidney Financial Corporation

       (b)   Address of Issuer's Principal Executive Offices:

                    101  East Court Street

                    Sidney, Ohio 45365

Item 2(a)    Name of Persons Filing:
                    Peoples  Sidney   Financial   Corporation   Employee   Stock
                    Ownership Plan ("ESOP")
                    FirstBankers  Trust  Company,  N.A.  (the  "Trustee"),   the
                    trustee of the ESOP.

       (b)   Address of Principal Business Office:
                    The  business address of the ESOP is:
                    101  East Court Street
                    Sidney, Ohio 45365

                    The  business address of the Trustee is:
                    Broadway at 12th Street
                    Quincy, Illinois 62301-3566


       (c)   Citizenship:
                    The Trustee is a national bank organized under the laws of the United States.

       (d)   Title of Class of Securities:
                    Common  Stock,  par  value  $0.01  per  share  (the  "Common
                    Stock").

       (e)   CUSIP Number:
                    712308-10-5

Item 3 If this  statement is filed  pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:


          (a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [__] Investment company registered under Section 8 of the Investment Company Act;

Cusip no. 712308-10-5                 13G                     Page 5 of 6 Pages


          (e)  [__]   An   investment    adviser   in   accordance   with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [ X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G); (h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4 Ownership:


          (a)  Amount beneficially owned: 168,459

          (b)  Percent of Class: 11.8%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 74,330

               (ii) shared power to vote or to direct the vote: 94,129

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                        168,459

               (iv) shared  power to dispose or to direct  the  disposition  of:
                        none

     The ESOP holds an aggregate of 168,459 shares of Common Stock (11.8% of the outstanding shares). 94,129 shares have been allocated to ESOP accounts and 74,330 are unallocated shares. Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. The ESOP has sole voting and dispositive power with respect to shares held by it which have not been allocated to participant accounts. On each issue with respect to which stockholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

     The Trustee may be deemed to beneficially own the 168,459 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Cusip no. 712308-10-5                 13G                     Page 6 of 6 Pages


Item 5 Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                    Not Applicable.

Item 8 Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9 Notice of Dissolution of Group:
                                    Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2004


Peoples Sidney Financial Corporation Employee Stock Ownership Plan

       By:  First Bankers Trust Company, N.A., as Trustee
              By: /s/ Linda Shultz
            -----------------------
              Name:  Linda Shultz
              Title:  Trust Officer


First Bankers Trust Company, N.A.

              By:/s/ Linda Shultz
            -----------------------
              Name:  Linda Shultz
              Title:  Trust Officer